

July 22, 2014

Via E-mail
Mr. Timo Ihamuotila
Chief Financial Officer
Nokia Corporation
Karakaair 7, P.O. Box 226
FI-02610 NOKIA GROUP
Espoo, Finland

> **Re: Nokia Corporation**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 001-13202**

Dear Mr. Ihamuotila:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4. Information of the Company

Sales in US Sanctioned Countries: Networks, HERE, Technologies and Discontinued Operations, page 58

1.   You state that in 2013 you sold mobile devices, network equipment and services to customers in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 20-F the products and services you sold into Sudan and Syria. Please provide us with information regarding your contacts with Sudan and Syria since your letter to us dated January 31, 2012. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2.   Please discuss the materiality of your contacts with Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Please address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 18. Financial Statements

Note 9. Impairment

Goodwill, page F-44

3.   We note that your impairment test was based on post-tax valuation assumptions including projected cash flows and discount rate. Please expand your disclosure as follows:

- Assert in the disclosure that the use of after tax assumptions does not result in a value in use that is materially different had before tax assumptions been used including projected cash flows and discount rate.
- Disclose the before tax discount rate.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director